UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

Unit 3102, 31/F, Citicorp Centre

18 Whitefield Road, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☒

Taoping Inc. (the “Company”) is furnishing the following risk factors in this report on Form 6-K for purposes of supplementing and updating the risk factors contained in its most recent annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission on April 30, 2021, and its other reports filed or furnished under the Securities Exchange Act of 1934, as amended, as the case may be.

In this report, unless otherwise indicated or unless the context otherwise requires, all references to:

●	“TAOP,” “we,” “us,” “our” and the “Company” are to the combined business of Taoping Inc. and its subsidiaries;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China;

●	“SEC” are to the Securities and Exchange Commission; and

●	“RMB” are to the legal currency of China.

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RISK FACTORS

Risks Relating to Our Business

The cryptocurrency mining market is highly competitive and fragmented with low barriers to entry. We face uncertainties and challenges as we enter into the new blockchain technology business.

As part of our strategic business transformation, we established a blockchain technology business segment in 2021, which is dedicated to the research and application of blockchain technology and digital assets. We launched cryptocurrency mining operations, a blockchain related new business, as the first initiative of this new business segment in the first quarter of 2021. With multiple cloud data centers deployed outside of China mainland, the Company continues to improve computing power and create value for the encrypted digital currency industry. Due to our limited experience with cryptocurrency and the mining activities, we face challenges and uncertainties relating to the possibility of success of our new business. We cannot assure you that the introduction and development of this new line of business would not encounter significant difficulties or would achieve the profitability as we expect. Failure to successfully manage those risks in the development and implementation of any new lines of business or new products or services could have a material adverse effect on our business, results of operations and prospects. For example, with respect to our plan to develop our cryptocurrency mining business, we may not be able to acquire cryptocurrency mining machines at a reasonable cost, or at all. In addition, although the market for the cryptocurrency mining operations is new and evolving, the barriers to entry are quite low. Therefore, if cryptocurrency mining remains profitable, we expect additional competitors to enter the market, some of whom may have greater resources than we do. If we fail to establish our strengths or maintain our competitiveness in this industry, our business prospects, results of operations and financial condition may be materially and adversely affected.

The price of cryptocurrency has historically been volatile. Sharp declines in the price of cryptocurrencies could adversely impact our results of operations and subject us to impairment charges.

Our cryptocurrency mining revenue is determined by the fair value of the cryptocurrency awards we receive, as is based upon the quoted price of the related cryptocurrency at the time of receipt. The demand for, and pricing of, the cryptocurrencies that we receive from our mining activities are subject to various factors and significant fluctuations. For example, the prevalence of such assets is a relatively recent trend, and their long-term adoption by investors, consumers and businesses is unpredictable. Moreover, their lack of a physical form, their reliance on technology for their creation, existence and transactional validation and their decentralization may subject their integrity to the threat of malicious attacks and technological obsolescence. Finally, the extent to which securities laws or other regulations apply or may apply in the future to such assets is unclear and may change in the future. We expect our results of operations to be affected by the prices of the cryptocurrencies as we generate an increasing amount of revenue from our mining activities. Our results of operations could be harmed if the prices of cryptocurrencies decrease significantly.

In addition, as we may hold part of the cryptocurrencies we receive from our mining activities, we may be subject to impairment charges that may be caused by reductions in the price of those cryptocurrencies. Digital assets are currently considered indefinite-lived intangible assets under applicable accounting rules, meaning that any decrease in their fair values below our carrying values for such assets at any time subsequent to their acquisition will require us to recognize impairment charges, whereas we may make no upward revisions for any market price increases until a sale, which may adversely affect our operating results in any period in which such impairment occurs. Moreover, there is no guarantee that future changes in U.S. generally accepted accounting principles, or GAAP, would not require us to change the way we account for digital assets held by us. Various factors, mostly beyond our control, could impact the price of cryptocurrencies. If the price of cryptocurrencies drops, the expected economic return of cryptocurrency mining activities will diminish.

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If the market for cryptocurrency ceases to exist or diminishes significantly, our business, results of operations and financial condition would be materially harmed.

If the market for cryptocurrencies ceases to exist or diminishes significantly, our efforts and investment in establishing and developing our cryptocurrency mining business may become futile. Several adverse factors may affect the market for cryptocurrencies. As there is no wide consensus with respect to the value and application of cryptocurrency, any future development may continue to affect the demand and the market for cryptocurrency.

Decentralization, or the lack of control by a central authority, is a key reason that cryptocurrencies like bitcoin have attracted many committed users. However, the decentralized nature of cryptocurrencies is subject to growing discussion and skepticism. Some claim that most of the actual services and businesses built within the cryptocurrency ecosystem are in fact centralized since they are run by specific people, in specific locations, with specific computer systems, and that they are susceptible to specific regulations. Individuals, companies or groups, as well as cryptocurrency exchanges that own vast amounts of cryptocurrencies, can affect their market price. Furthermore, mining equipment production and mining pool locations are becoming centralized. Some argue that the decentralized nature of cryptocurrencies is a fundamental flaw rather than a strength. The skepticism about the decentralized nature of cryptocurrency may cause loss of confidence in the prospect of the cryptocurrency industry, which in turn could adversely affect the market demand for cryptocurrencies and our business.

Substantial increases in the supply of mining machines connected to the cryptocurrency network would lead to an increase in network capacity, which in turn would increase mining difficulty and negatively affect the economic returns of cryptocurrency mining activities.

The difficulty of cryptocurrency mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the expected economic returns for cryptocurrency miners. Cryptocurrency mining difficulty is a measure of how much computing power is required to record a new block and it is affected by the total amount of computing power in the cryptocurrency network. The cryptocurrency algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the cryptocurrency network, cryptocurrency mining difficulty would increase with the total computing power available in the cryptocurrency network, which is in turn affected by the number of cryptocurrency mining machines in operation. As a result, a strong growth in the cryptocurrency mining industry can lead to growth in the total computing power in the network, thereby driving up the difficulty of cryptocurrency mining and resulting in downward pressure on the expected economic return of cryptocurrency mining.

Cryptocurrency mining computers and other necessary hardware are subject to malfunctions and normal wear and tear. In addition, we may face difficulty and increased cost in obtaining new hardware due to supply chain strains.

Our cryptocurrency miners are subject to malfunctions and normal wear and tear, and, at any point in time, a certain number of our cryptocurrency miners may be off-line for maintenance or repair. The physical degradation of our miners will require us to replace miners that are no longer functional. Any major cryptocurrency miner malfunction out of the typical range of downtime for normal maintenance and repair could cause significant economic damage to us.

Additionally, as technology evolves, we may need to acquire newer models of miners to remain competitive in the market. New miners can be costly and may be in short supply. Given the relatively long production period to manufacture and assemble cryptocurrency miners and the current global semiconductor chip shortage, there can be no assurance that we can acquire enough cryptocurrency mining computers or replacement parts on a cost-effective basis, if at all, for the maintenance and expansion of our cryptocurrency mining operations. We rely on our subsidiaries to purchase and assemble cryptocurrency miners and shortages of cryptocurrency miners or their component parts, material increases in cryptocurrency miner costs, or delays in delivery of the cryptocurrency miners to our overseas mining data centers, including due to trade restrictions and COVID-19 supply chain disruptions, could significantly interrupt our plans for expanding our cryptocurrency mining capacity in the near term and future.

This upgrading and replacement process requires capital investment and we may face challenges in doing so on a timely and cost-effective basis. Shortages of cryptocurrency mining computers could result in reduced cryptocurrency mining capacity and increased operating costs, which could materially delay the completion of our planned cryptocurrency mining capacity expansion and put us at a competitive disadvantage.

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Cryptocurrency exchanges and wallets, and to a lesser extent, the cryptocurrency network itself, are subject to substantial hacking and fraud risks, which may adversely affect the economic return of our cryptocurrency mining business.

Cryptocurrency transactions are entirely digital and, as with any virtual system, are at risk from hackers, malware and operational glitches. Hackers can target cryptocurrency exchanges and cryptocurrency transactions, to gain access to thousands of accounts and digital wallets where cryptocurrency are stored. Cryptocurrency transactions and accounts are not insured by any type of government program and all cryptocurrency transactions are permanent because there is no third party or payment processor. Cryptocurrency like bitcoin has suffered from hacking and cyber-theft as such incidents have been reported by several cryptocurrency exchanges and miners, highlighting concerns about the security of bitcoin and other cryptocurrencies and affecting their demand and price. Also, the price and exchange of cryptocurrency may be affected due to fraud risk. While cryptocurrency uses private key encryption to verify owners and register transactions, fraudsters and scammers may attempt to sell false cryptocurrencies. All of the above may adversely affect our operation and the economic return of our cryptocurrency mining business.

Currently, our cryptocurrencies received from the mining pools are stored in electronic wallets, which can only be exclusively transferred to the Company’s FTX trading account. It requires approval from signatories to transfer any cryptocurrency out of our FTX trading account. Four of our management level employees have been designated as the signatories of such transfer-out transactions, including the sales of cryptocurrency and the payment of related service fee in the form of cryptocurrency. Two cashiers have been assigned to simultaneously execute the sale/payment process. Each cashier holds a part of the electronic private key password. Any transfer out of the trading account would immediately trigger an email notice to each of the above-mentioned management employees. However, despite our efforts and measures to ensure the safety of our cryptocurrencies and the transactions, there can be no assurance that such efforts or measures will protect us from hacking or fraud incidents. We may suffer from cryptocurrency hacking and fraud and the economic return of our cryptocurrency mining business may be materially and adversely harmed if such risk occurs.

We may not be able to realize the benefits of forks, and forks in a digital asset network may occur in the future which may affect the value of cryptocurrency held by us.

To the extent that a significant majority of users and miners on a cryptocurrency network install software that changes the cryptocurrency network or properties of a cryptocurrency, including the irreversibility of transactions and limitations on the mining of new cryptocurrency, the cryptocurrency network would be subject to new protocols and software. However, if less than a significant majority of users and miners on the cryptocurrency network consent to the proposed modification, and the modification is not compatible with the software prior to its modification, a “fork” of the network would occur, with one prong of the network running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of the cryptocurrency running in parallel, yet lacking interchangeability and necessitating exchange-type transaction to convert currencies between the two forks. After a fork, it may be unclear which fork represents the original asset and which is the new asset.

If we hold cryptocurrency at the time of a hard fork into two cryptocurrencies, industry standards would dictate that we would be expected to hold an equivalent amount of the old and new assets following the fork. However, we may not be able to secure or realize the economic benefit of the new asset. Our business may be adversely impacted by forks in the cryptocurrency network.

Banks and other financial institutions may decline to provide bank accounts, banking or other financial services to cryptocurrency investors or businesses that engage in cryptocurrency-related activities or that accept cryptocurrency as payment.

A number of companies that engage in cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Changing governmental regulations about the legality of transferring or holding cryptocurrency may prompt other banks and financial institutions to close existing bank accounts or discontinue banking or other financial services to such companies in the cryptocurrency industry, or even investors with accounts for transferring, receiving or holding their cryptocurrency. Specifically, China already restricts financial institutions from holding, trading or facilitating transactions in bitcoin. Similarly, other countries have proposed cryptocurrency legislation that could have a significant impact on the ability to utilize banking services in such countries for cryptocurrency.

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Should such rules and restrictions continue or proliferate, we may not be able to obtain or maintain these services for our business. The difficulty that many businesses that engage in cryptocurrency-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may diminish the usefulness of cryptocurrency as a payment system and harm public perception of cryptocurrency. If we are unable to obtain or maintain banking services for our business as a result of our cryptocurrency-related activities, our results of operations and financial condition could be materially adversely affected.

We do not maintain insurance for our digital assets, which may expose us to the risk of loss of our digital assets, and legal recourse available to us to recover our losses may be limited.

We do not maintain insurance for the digital assets held by us. Banking institutions do not accept our digital assets. We may suffer loss with respect to our digital assets which are not covered by insurance, and we may not be able to recover any of our carried value in these digital assets if they are lost or stolen or suffer significant and sustained reduction in conversion spot price. If we are not otherwise able to recover damages from a malicious actor in connection with these losses, our business, results of operations and share price may be adversely affected.

There has been limited precedent set for financial accounting of digital assets, and thus, it is unclear how we will be required to account for digital asset transactions.

While we record digital assets as indefinite-lived intangible assets in accordance with Accounting Standards Codification, or ASC, 350, there is currently no authoritative guidance under GAAP which specifically addresses the accounting for digital assets, including digital currencies.

We recognize cryptocurrency related revenue when cryptocurrency is earned. The receipt of cryptocurrency is generally recorded as revenue, using the spot price of a prominent exchange at the time of daily reward and cryptocurrencies are recorded on the balance sheet at their cost basis and are reviewed for impairment monthly.

A change in financial accounting standards or their interpretation could result in changes in accounting treatment applicable to our cryptocurrency business, which may have an adverse effect on our results of operations.

As cryptocurrencies grow in both popularity and market size, governments around the world have reacted differently to them. Ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for or uses of cryptocurrencies and/or materially and adversely impact our results of operation and financial condition.

As cryptocurrencies generally have grown in both popularity and market size, governments around the world have reacted differently to them. Certain governments have deemed them illegal, while others have allowed their use and trade without restriction. Based on stated efforts to curtail energy usage on mining and to protect investors or to prevent criminal activity, regulations have proliferated recently. In March 2021, a new law was proposed in India to criminalize the mining, transfer or holding of cryptocurrencies, and current rules require extensive disclosure to the government of cryptocurrency holdings. Similarly, China has also limited certain mining and trading, although not possession, of cryptocurrency, to reduce energy usage. On April 16, 2021, Turkey imposed bans on the use of cryptocurrency as payment and now requires transactions of a certain size to be reported to a government agency in the wake of alleged fraud at one of Turkey’s largest exchanges. In addition, in May 2021, Iran announced a temporary ban on cryptocurrency mining as a way to reduce energy consumption amid power blackouts. Many jurisdictions, such as the United States, subject cryptocurrencies to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. Further, in January 2021, Russia adopted legislation to identify cryptocurrency as a digital asset and legitimize its trading, but also prohibit its use as a payment method. Mining operations have also grown significantly in Russia since then. Such varying government regulations and pronouncements are likely to continue for the near future. In the U.S., the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the Commodity Futures Trading Commission, the SEC, the Financial Crimes Enforcement Network of the U.S. Treasury Department (“FinCEN”) and the Federal Bureau of Investigation) have begun to examine the operations of the cryptocurrency network, cryptocurrency users and the cryptocurrency exchange market.

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Compliance with increasing regulation and regulatory scrutiny may entail significant expenses, divert our management’s time and attention, and change aspects of our business. Moreover, ongoing and future regulations that ban the mining, use, transfer or possession of cryptocurrencies could significantly restrict or eliminate the market for cryptocurrencies and/or materially and adversely impact our results of operation and financial condition.

Acquisition, possession, ownership, sale or use of cryptocurrencies, participation in the blockchain, or transfer or use of digital assets may be or become illegal in China or the international markets where we plan to operate, which could materially negatively impact our operations.

Our blockchain and cryptocurrency mining business could be significantly affected by the regulatory and policy developments in mainland China, Hong Kong and international markets where we operate, such as Kazakhstan. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the blockchain and cryptocurrency industry and enhance enforcement of existing laws, rules and regulations. For example, the People’s Bank of China (the “PBOC”), Ministry of Industry and Information Technology, State Administration for Industry and Commerce, China Banking Regulatory Commission, China Securities Regulatory Commission (“CSRC”) and China Insurance Regulatory Commission issued the Announcement on Preventing Token Fundraising Risks on September 4, 2017, prohibiting all organizations and individuals from engaging in initial coin offering transactions. On May 21, 2021, the Financial Stability and Development Committee of the PRC State Council called for the need to resolutely control financial risks and crack down on bitcoin mining and trading activities. Furthermore, on June 21, 2021, the PBOC was reported to have held interviews with certain financial institutions in China, and stressed that banks and other financial institutions in China shall strictly implement the Guarding Against Bitcoin Risks and the Announcement on Preventing Token Fundraising Risks and other regulatory requirements, diligently fulfill their customer identification obligations, and shall not provide account opening, registration, trading, clearing, settlement and other services related to blockchain and cryptocurrency business.

Also, China restricts various uses of cryptocurrencies, including the use of cryptocurrencies as a medium of exchange and the conversion between cryptocurrencies and fiat currencies or between cryptocurrencies. In light of the regulatory restrictions in mainland China, we currently carry out substantially all of our cryptocurrency mining operations outside of mainland China. At present, we focus on the international markets for our cryptocurrency mining operations. In addition to Hong Kong, we plan to construct additional mining data centers in Kazakhstan to carry out operation and maintenance of cryptocurrency mining machines, and rent out excess operating capacity to third parties. We cannot assure you that the government authorities in the international markets will not adopt new laws and regulations in the future to restrict blockchain and cryptocurrency business.

In addition, cryptocurrencies may be used by market participants for black market transactions to conduct fraud, money laundering and terrorism-funding, tax evasion, economic sanction evasion or other illegal activities. As a result, governments may seek to regulate, restrict, control or ban the mining, use, holding and transferring of cryptocurrencies. We may not be able to eliminate all instances where other parties use cryptocurrencies mined by us to engage in money laundering or other illegal or improper activities. There is no assurance that we will successfully detect and prevent all money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations. In addition, due to the environmental concerns related to the potential high demand for electricity to support cryptocurrency mining activity, political and other concerns, we may be required to cease mining operations in our locations without much or any prior notice by a national or local government’s formal or informal requirement or because of the anticipation of an impending requirement. Any such government action or anticipated action could have a negative impact not only on the value of existing miners owned by us, but on our ability to purchase new miners and their prices. Such government action or anticipated action could also have a deleterious impact on the price of cryptocurrencies. Such events could result in an increase in the volatility of the price of the cryptocurrencies and value of miners owned by us. Moreover, if we discontinue mining operations in one location in response to such government action or anticipated action, we likely would transfer miners to another location. However, this process would result in costs associated with the transfer to be incurred by us, as well as the transferred miners being off-line and not able to mine cryptocurrencies for some time. Our business, financial condition and results of operations may be materially and adversely affected by these adverse changes in the regulations and policies in the markets where we operate our blockchain and cryptocurrency mining operations.

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Any failure to obtain or renew any required approvals, licenses, permits or certifications could materially and adversely affect our business and results of operations.

We may be required to maintain various approvals, licenses, permits and certifications in order to operate our cryptocurrency mining business. Complying with such laws and regulations may require substantial expense, and any non-compliance may expose us to liability. Presently, substantially all of our cryptocurrency mining operations are carried outside of mainland China, and our operations in mainland China primarily involve the provision of administrative supports to our cryptocurrency mining business out of mainland China, as well as the provision of information technology services to our operating entities and mining pools outside mainland China. However, due to the complex and evolving nature of our industry and the regulatory regimes, we cannot assure you that we have obtained all the permits or licenses required for conducting our blockchain business in China or internationally or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations.

As we plan to establish cryptocurrency mining data centers in Kazakhstan, we will become subject to regulations applicable to operators of cryptocurrency mining business and data processing business in such jurisdiction. We will apply for relevant governmental approval and license required for our proposed data center operations in Kazakhstan. However, we cannot assure you that we will be able to obtain the required government approval, permit, licenses for our proposed operations on commercially reasonable terms and in a timely manner, or at all. Failure to obtain these government approvals, permits or licenses for our international operations will delay the establishment of our data centers and may subject us to regulatory investigations or legal proceedings and fines in such jurisdiction, which could disrupt our international operations and materially and adversely affect our business, financial condition and results of operations.

More broadly, we cannot assure you that we will be able to fulfill all the conditions necessary to obtain the required government approvals in the jurisdictions where we operate, or that the governmental authorities in these jurisdictions will always, if ever, exercise their discretion in our favor, or that we will be able to adapt to any new laws, regulations or policies. There may also be delays on the part of governmental authorities in reviewing our applications and granting approvals, whether due to the lack of administrative resources or the imposition of new rules, regulations, government policies, or for no discernible reason at all. If we are unable to obtain, or experience material delays in obtaining, necessary government approvals, our operations may be substantially disrupted, which could materially and adversely affect our business, financial condition and results of operations.

If cryptocurrencies are determined to be investment securities and we hold a significant portion of our assets in such cryptocurrency, investment securities or non-controlling equity interests of other entities, we may inadvertently violate the Investment Company Act of 1940, as amended, and we could incur substantial expenses to adjust our operations to avoid being registered as an investment company or to register as an investment company or could terminate operations altogether.

We believe that we are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. However, under the Investment Company Act of 1940, as amended (the “Investment Company Act”), a company may be deemed an investment company under section 3(a)(1)(C) thereof if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. The cryptocurrency we own, acquire or mine may be deemed an investment security by the SEC, although we do not believe any of the cryptocurrencies we own, acquire or mine are securities. However, SEC rules and applicable law are subject to change, especially in the evolving world of cryptocurrency, and further, the Investment Company Act analysis may not be uniform across all forms of cryptocurrency that we might mine or hold.

An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the Investment Company Act. One such exclusion, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. In that year, the company would be required to take actions to cause the investment securities held by it to be less than 40% of its total assets, which could include acquiring assets with its cash and/or cryptocurrency on hand, liquidating its investment securities or seeking a no-action letter from the SEC if it is unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. Such actions could require significant cost, disruption to operations or growth plans and diversion of management time and attention. Further, the Rule 3a-2 exception is available to a company no more than once every three years.

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Current and future legislation and the SEC rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which cryptocurrencies are treated for classification and clearing purposes. The SEC’s July 25, 2017 Report expressed its view that digital assets may be securities depending on the facts and circumstances. As of the date hereof, we are not aware of any rules that have been proposed to regulate cryptocurrencies as securities. We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrency under the applicable U.S. laws. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting our operations.

Classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of operations, and it would be very constrained in the kind of business it could do as a registered investment company. Furthermore, such company would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime.

We need to access a large quantity of power at a reasonable cost in order to support our cryptocurrency mining operations, which may be adversely affected by legislative or regulatory changes relating to climate change and other energy consumption requirements.

We need to access a large quantity of power at a reasonable cost in order to support our cryptocurrency mining operations, but we do not have any long-term contract for the provision of power at specified prices. As competition in the area we operate increases, we may not be able to access power at reasonable costs or at all. Any shortage of electricity supply or increase in electricity cost in a jurisdiction may negatively impact the viability and the expected economic return for cryptocurrency mining activities in that jurisdiction.

In addition, a number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to various climate change interest groups and the potential impact of climate change. Given the very significant amount of electrical power required to operate cryptocurrency miners, as well as the environmental impact of mining for the rare earth metals used in the production of mining servers, the cryptocurrency mining industry may become a target for future environmental and energy regulation. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could result in a material adverse effect on our business and financial condition.

We face risks associated with maintaining and expanding our international operations, including unfavorable and uncertain regulatory, political, economic, tax and labor conditions.

We are subject to legal and regulatory requirements, political uncertainty and social, environmental and economic conditions in multiple jurisdictions, over which we have little control and which are inherently unpredictable. Our operations in such jurisdictions, particularly as a company based in the PRC, create risks relating to, among others, compliance; organizing local operating entities; establishing, staffing and managing foreign business locations; navigating foreign government taxes, regulations and permit requirements; enforceability of our contractual rights; trade restrictions or exchange controls. Such conditions may increase our costs, impact our operations and business plans and require significant management attention, and may harm our business if we unable to manage them effectively.

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We are subject to risks and disruptions related to the COVID-19 pandemic, including supply chain issues in semiconductors and other necessary mining components, which could significantly impact our operating performance and financial condition.

The COVID-19 pandemic outbreak has and may continue to adversely affect the economies of many countries, resulting in an economic downturn that may have an adverse effect on financial markets, cryptocurrency prices, the demand for cryptocurrency and other factors that could impact the financial results of our digital assets segment.

Our suppliers and our subsidiaries have experienced disruption to operations caused by quarantines, restrictions on employees’ ability to work, office and factory temporary closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions. Depending on the magnitude of such effects on our supply chain, procurement of parts for our existing miners, as well as any new miners we purchase, may be delayed. As our miners require repair or become obsolete and require replacement, our ability to obtain adequate replacements or repair parts from miner manufacturers may therefore be hampered. Supply chain disruptions could therefore negatively impact our operations.

In addition, multiple factors including some related to the COVID-19 pandemic have created a global semiconductor shortage. Since the inception of the pandemic, factory shutdowns and limitations due to employee illness or public health requirements have significantly slowed output, while global demand for products requiring chips increased. These 2020-2021 challenges worsened a pre-existing semiconductor and other supply shortage. Semiconductor supply has not yet rebounded, and manufacturers across all industries are waiting and driving up demand and costs. While we believe we will have sufficient cryptocurrency miners for our 2022 plans, any delay or disruption in deploying such miners, or future miners necessary for our success and growth, may have a material and negative impact on our results of operations.

Risks Relating to Doing Business in China

The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and in the value of our ordinary shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

A significant portion of our operations are conducted in the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by the economic, political and legal developments in the PRC. The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. The PRC government has implemented various measures to encourage economic growth and to guide the allocation of resources. Some of these measures may benefit the overall PRC economy but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese government recently has published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors, and could cause the value of our ordinary shares to significantly decline or become worthless.

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For example, in July 2021, the Chinese government provided new guidance on China-based companies raising capital outside of China, including through arrangements via variable interest entities (“VIEs”). In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. Although we have recently dissolved our VIE structure, as a significant portion of our operations are based in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations, and our business in China, as well as the market price of our ordinary shares, may also be adversely affected.

Changes in U.S. and Chinese regulations or in relations between the United States and China may adversely impact our business, our operating results, our ability to raise capital and the market price of our ordinary shares. Any such changes may take place quickly and with very little notice.

The U.S. government, including the SEC, has made statements and taken certain actions that led to changes to United States and international relations, and will impact companies with connections to the United States or China. The SEC has issued statements primarily focused on companies with significant China-based operations, such as us. For example, on July 30, 2021, Gary Gensler, Chairman of the SEC, issued a Statement on Investor Protection Related to Recent Developments in China, pursuant to which Chairman Gensler stated that he has asked the SEC staff to engage in targeted additional reviews of filings for companies with significant China-based operations. The statement also addressed risks inherent in companies with VIE structures. We have dissolved our VIE structure and are not in any industry that is subject to foreign ownership limitations by China. However, it is possible that the Company’s filings with the SEC may be subject to enhanced review by the SEC and this additional scrutiny could affect our ability to effectively raise capital in the United States.

In response to the SEC’s July 30, 2021 statement, the CSRC announced on August 1, 2021, that “[i]t is our belief that Chinese and U.S. regulators shall continue to enhance communication with the principle of mutual respect and cooperation, and properly address the issues related to the supervision of China-based companies listed in the U.S. so as to form stable policy expectations and create benign rules framework for the market.” While the CSRC will continue to collaborate “closely with different stakeholders including investors, companies, and relevant authorities to further promote transparency and certainty of policies and implementing measures,” it emphasized that it “has always been open to companies’ choices to list their securities on international or domestic markets in compliance with relevant laws and regulations.” If any new legislation, executive orders, laws and/or regulations are implemented, if the U.S. or Chinese governments take retaliatory actions due to the recent U.S.-China tension or if the Chinese government exerts more oversight and control over securities offerings that are conducted in the United States, such changes could have an adverse effect on our business, financial condition and results of operations, our ability to raise capital and the market price of our ordinary shares.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

A significant portion of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations, especially those relating to the internet, are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

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The PRC government has recently announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. The Opinions on Strictly Cracking Down on Illegal Securities Activities issued on July 6, 2021 called for:

●	tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulation to specify responsibilities of overseas listed Chinese companies with respect to data security and information security;

●	enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies; and

●	extraterritorial application of China’s securities laws.

As the Opinions on Strictly Cracking Down on Illegal Securities Activities were recently issued, there are great uncertainties as to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us, but among other things, our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas could be negatively affected.

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures (revised draft for public comments), Personal Information Protection Law, Regulations on Network Data Security (draft for public comments), as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business.

Regulatory authorities in China have implemented and are considering further legislative and regulatory proposals concerning data protection. China’s new Data Security Law went into effect on September 1, 2021. The Data Security Law provides that the data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in China from transferring data stored in China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government. The Data Security Law sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB5 million, suspension of relevant business, and revocation of business permits or licenses.

In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. According to the Cybersecurity Review Measures promulgated by the Cyberspace Administration of China (“CAC”) and certain other PRC regulatory authorities in April 2020, which became effective in June 2020, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. Any failure or delay in the completion of the cybersecurity review procedures may prevent the critical information infrastructure operator from using or providing certain network products and services, and may result in fines of up to ten times the purchase price of such network products and services. The PRC government recently launched cybersecurity reviews against a number of mobile apps operated by several US-listed Chinese companies and prohibiting these apps from registering new users during the review periods. We do not believe that we constitute a critical information infrastructure operator under the Cybersecurity Review Measures that took effect in June 2020.

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On July 10, 2021, the CAC issued the Cybersecurity Review Measures (revised draft for public comments), which proposes to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security. The PRC National Security Law defines various types of national security, including technology security and information security. The revised draft of the Cybersecurity Review Measures expands the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country. Under the revised draft of the Cybersecurity Review Measures, the scope of entities required to undergo cybersecurity review to assess national security risks that arise from data processing activities would be expanded to include all critical information infrastructure operators who purchase network products and services and all data processors carrying out data processing activities that affect or may affect national security. In addition, the revised draft of the Cybersecurity Review Measures proposed that all such entities that maintain or store the personal information of more than 1 million users and undertake a public listing of securities in a foreign country would be required to pass cybersecurity review, which would focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported out of China, or critical information infrastructure being affected, controlled or maliciously used by foreign governments after such a listing. An operator that violates these Measures shall be dealt with in accordance with the provisions of the PRC Cybersecurity Law and the PRC Data Security Law.

On November 14, 2021, the CAC released the Regulations on Network Data Security (draft for public comments) and accepts public comments until December 13, 2021. The draft Regulations on Network Data Security provide more detailed guidance on how to implement the general legal requirements under legislations such as the Cybersecurity Law, Data Security Law and the Personal Information Protection Law. The draft Regulations on Network Data Security follow the principle that the state will regulate based on a data classification and multi-level protection scheme, under which data is largely classified into three categories: general data, important data and core data. Personal data and important data will be subject to “key” protection and core data to “strict” protection. We believe that the data we access falls within the category of “general data,” because such data is data of our member merchants, does not involve personal information and is not large in volume. Further, when we conduct advertising data collection and analysis, such data is only related to the placement and delivery of ads, which does not involve any personal information. However, we may constitute an online platform operator under the draft Regulations on Network Data Security, which is defined as a platform that provides information publishing, social network, online transaction, online payment and online audio/video services, because our PRC subsidiary Biznest is operating a smart cloud platform that publishes commercial ads of our advertiser clients. Online platform operator under the draft Regulations will be required, among other things, to disclose terms and privacy policies and the algorithms they use. Where there are any changes that would result in significant impacts on users’ rights and interests, online platform operators will be required to seek public comments for at least 30 business days and publish how the public comments have been considered and incorporated into the final versions and why other comments are rejected. The draft Regulations also set forth procedures for reporting data breach incidents. In the event that a data breach incident has caused harm to any individuals or organizations, a data processor should notify the relevant individuals and organizations within 3 business days, unless such notices are not required under applicable laws or regulations. Additionally, if we are deemed as a data processor listed overseas under the draft Regulations, we will be required to carry out an annual data security assessment on our own or by engaging a third party data security services institution and submit a data security assessment report for the prior year to the local cyberspace affairs administration department before January 31 of each year. The Cybersecurity Review Measures (revised draft for public comments) and the Regulations on Network Data Security (draft for public comments) were released for public comments and subject to further changes.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the Personal Information Protection Law contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity by competent authorities.

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As our smart cloud platform is engaged in the advertising business, the advertising industry is not subject to any foreign investment restrictions and our smart cloud platform does not collect any personal information, we believe that we will be able to comply with the requirements of the PRC Cybersecurity Law, the PRC Data Security Law and related implementing regulations. However, interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation or changes in enforcement. Compliance with the PRC Cybersecurity Law and the PRC Data Security Law could increase the cost to us in providing our services, require changes to our operations or may prevent us from providing certain services.

PRC laws and regulations establish complex procedures in connection with certain acquisitions of China-based companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions or mergers in China.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce (“MOFCOM”), the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the CSRC, and the State Administration of Foreign Exchange, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities of a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings through special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

The regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies.

Moreover, according to the Anti-Monopoly Law of the People’s Republic of China promulgated on August 30, 2007 and the Provisions on Thresholds for Reporting of Concentrations of Undertakings (the “Prior Reporting Rules”) issued by the State Council in August 2008 and amended in September 2018, the concentration of business undertakings by way of mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly enforcement agency of the State Council when the applicable threshold is crossed and such concentration shall not be implemented without the clearance of prior reporting. In addition, the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprise by Foreign Investors (the “Security Review Rules”) issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review by structuring the transaction through, among other things, trusts, entrustment or contractual control arrangements.

We may grow our business in part by acquiring other companies operating in our industry. Compliance with the requirements of the regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The approval of the CSRC or other Chinese regulatory agencies may be required in connection with our future overseas capital-raising activities under Chinese law.

The “M&A Rules” purport to require offshore special purpose vehicles that are controlled by Chinese companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of Chinese domestic companies or assets in exchange for the shares of the offshore special purpose vehicles shall obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.

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Based on our understanding of the Chinese laws and regulations in effect at this time, we will not be required to submit an application to the CSRC for its approval of any of our offerings of ordinary shares to foreign investors under the M&A Rules. However, there remains some uncertainties as to how the M&A Rules will be interpreted or implemented, and our view of our obligations under the M&A Rules is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

Furthermore, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, pursuant to which Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters including data privacy and cross-border investigation and enforcement of legal claims. Notwithstanding the foregoing, as of the date hereof, we are not aware of any Chinese laws or regulations in effect requiring that we obtain permission from any Chinese authority to issue securities to foreign investors, and we have not received any inquiry, notice, warning, or sanction in relation to the trading of our ordinary shares on the Nasdaq from the CSRC, the CAC or any other Chinese authorities that have jurisdiction over our operations.

We believe that we are not required to submit an application to the CSRC or the CAC for the approval of any of our offerings of securities to foreign investors or trading of our ordinary shares on the Nasdaq. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the approval of the CSRC, CAC or any other regulatory authority is required for any of our offerings, we may face sanctions by the CSRC, the CAC or other Chinese regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from overseas offerings into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares. In addition, if the CSRC, the CAC or other regulatory agencies later promulgate new rules requiring that we obtain their approvals for any of our offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our ordinary shares.

The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price and reputation. Although the audit reports of our former auditor, UHY LLP, are prepared by U.S. auditors who are subject to inspection by the Public Company Accounting Oversight Board (the “PCAOB”) and we engaged PKF Littlejohn LLP (“PKF”) as our new auditor for the fiscal year ending December 31, 2021, there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access of the U.S. capital markets. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

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In recent years, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE and the Nasdaq, or in U.S. over-the-counter markets. On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement the foregoing certification and disclosure requirements and that it was seeking public comment on the issuer identification process as well as the submission and disclosure requirements. On May 13, 2021, the PCAOB issued proposed PCAOB Rule 6100 Board Determinations Under the Holding Foreign Companies Accountable Act for public comment. The proposed rule provides a framework for making determinations as to whether PCAOB is unable to inspect an audit firm in a foreign jurisdiction, including the timing, factors, bases, publication and revocation or modification of such determinations, and such determinations will be made on a jurisdiction-wide basis in a consistent manner applicable to all firms headquartered in the jurisdiction. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act.

Accordingly, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ordinary shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, and our former auditor UHY LLP and new auditor PKF are subject to inspection by the PCAOB, there can be no assurance that our auditors or us will be able to comply with requirements imposed by U.S. regulators in the future. The market prices of our ordinary shares and/or other securities could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of our actual operating performance.

Furthermore, as part of ongoing efforts to protect U.S. investors, the U.S. President’s Working Group on Financial Markets, or the PWG, released a report in August 2020 recommending certain enhancements to listing standards on U.S. stock exchanges, including that the PCAOB have access to work papers of the principal audit firm for the audit of each company as a condition to initial and continued exchange listing. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in their jurisdiction may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The SEC announced that its staff have been directed to prepare and develop proposals in response to the report of the PWG. Any resulting actions, proceedings or new rules could adversely affect the listing and compliance status of China-based issuers listed in the United States, such as our company, and may have a material and adverse impact on the trading prices of the securities of such issuers, and substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2021	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer